

January 27, 2015

Via E-mail
Thomas M. Belk, Jr.
Chairman of the Board and Chief Executive Officer
Belk, Inc.
2801 West Tyvola Road
Charlotte, NC 28217

> **Re:** **Belk, Inc.**
> **Form 10-K for the Fiscal Year Ended February 1, 2014**
> **Filed April 15, 2014**
> **File No. 000-26207**

Dear Mr. Belk:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 1, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Liquidity and Capital Resources, page 21

1. In future filings, please quantify your current material commitments for capital expenditures and indicate the purpose of those expenditures. See Item 303(a)(2)(i) of Regulation S-K. In this regard, we note your discussion of the strategic initiatives that you intend to implement over the next 2-3 years.

Critical Accounting Policies, page 24

2. In future filings, please provide a more robust discussion of your critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates rather than duplicating the accounting policy disclosures in the financial statement footnotes. Please quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions are applied. For example, if reasonably likely changes in the discount rate or long-term rate of return used in accounting for your pension plans would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonable outcomes should be disclosed and quantified. Please refer to SEC Release No. 34-48960. In your response, please show us what your disclosure would have looked like if these changes were made in your most recently filed Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at (202) 551-3621 or Mara Ransom, Assistant Director, at (202) 551-3720 if you have questions regarding any other comments. You may contact me at (202) 551-3737 with any other questions.

                                        Sincerely,

                                        /s/ Jennifer Thompson

                                        Jennifer Thompson
                                        Accounting Branch Chief